UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                   TUCOWS INC.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    898697107
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                                 (CUSIP Number)

                                 Robert S. Hart
                              Mark Cuban Companies
                              5424 Deloache Avenue
                                Dallas, TX 75220
                                 (214) 378-5301

                                 With a Copy to:
                                Robert W. Dockery
                            Jenkens & Gilchrist, P.C.
                          1445 Ross Avenue, Suite 3200
                              Dallas, Texas  75202
                           Telephone:  (214) 855-4500
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 AUGUST 11, 2005
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  898697107                                                Page 2 of 6

1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mark Cuban

2         CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP (See Instructions)

           (a) [_]
           (b) [ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS (See Instructions)

          PF

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  [_]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

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NUMBER                7.  SOLE VOTING POWER
OF                        6,111,700
SHARES
BENEFICIALLY          8.  SHARED VOTING POWER
OWNED                     0
BY
EACH                  9.  SOLE DISPOSITIVE POWER
REPORTING                 6,111,700
PERSON
WITH                 10.  SHARED DISPOSITIVE POWER
                          0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,111,700

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.9% (1)

14        TYPE OF REPORTING PERSON (See Instructions)

          IN
_______________
(1) Based on 68,493,838 shares outstanding as of August 11, 2005, as reported in the Registration Statement on Form S-1/A of TUCOWS, INC. filed on August 11, 2005.

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CUSIP No. 898697107                                                 Page 3 of 6

                                  SCHEDULE 13D
                                       FOR
                                   Mark Cuban


Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, no par value ("Common Stock") of TUCOWS, INC., 96 Mowat Avenue, Toronto, Ontario M6K 3M1 (the "Issuer").

Item 2.  Identity and Background

(A)  Mark Cuban

(B)  5424 Deloache Avenue
     Dallas, TX  75220

(C)  Mr.  Cuban is a  private  business  owner  and  investor.

(D) During the last five years, Mr. Cuban has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(E) During the last five years, Mr. Cuban has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)  Mr.  Cuban is a citizen  of the  U.S.A.

Item 3.  Source and Amount of Funds and Other Consideration

Through a personal investment account, the shares of Common Stock were purchased for an aggregate purchase price of $5,869,967 using personal funds of Mr. Cuban.

Item 4.  Purpose of Transaction

Mr. Cuban acquired the shares of Common Stock for investment purposes. Mr. Cuban intends to assess his investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer's business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant by Mr. Cuban, he may acquire additional shares of Common Stock, or dispose of all or part of the shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise. Mr. Cuban currently intends to acquire additional shares of Common Stock in open market

CUSIP No. 898697107                                                 Page 4 of 6


transactions or otherwise, subject to acceptable pricing and terms. Any acquisition or disposition may be effected by Mr. Cuban at any time without prior notice. Mr. Cuban may engage in communications from time to time with one or more stockholders, officers or directors of the Issuer regarding the Issuer's operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, Mr. Cuban does not have any present plans or intentions that would result in, or relate to, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(A) According to the Registration Statement on Form S-1/A filed by the Issuer on August 11, 2005, the number of shares of Common Stock outstanding on August 11, 2005, was 68,493,838. As of the date of the filing of this
     Schedule 13D, Mr. Cuban is the beneficial owner of 6,111,700 shares of Common Stock, which represents approximately 8.9% of the shares of Common Stock outstanding.

(B) Mr. Cuban has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 6,111,700 shares of Common Stock.

(C) The following table discloses the transactions in shares of Common Stock during the past 60 days by Mr. Cuban:

                                           Number of     Price Per
     Date        Type of Transaction        Shares         Share
--------------- ----------------------- ---------------- -----------

   06/21/05          open market           131,500         0.94

   06/28/05          open market           100,000         1.00

   06/29/05          open market           100,000         1.00

   06/30/05          open market            10,000         1.00

   07/01/05          open market            11,400         1.00

   07/05/05          open market           200,000         1.01

   07/06/05          open market           500,000         1.02

   07/07/05          open market           235,000         1.01

   07/11/05          open market            80,000         1.04

CUSIP No. 898697107                                                 Page 5 of 6


                                           Number of     Price Per
     Date        Type of Transaction        Shares         Share
--------------- ----------------------- ---------------- -----------

   07/11/05          open market            250,000        1.04

   07/11/05          open market             50,000        1.03

   07/12/05          open market             14,600        1.03

   07/14/05          open market            250,000        1.01

   07/15/05          open market            325,000        1.01

   08/11/05     secondary transaction     2,500,000        0.90

   08/16/05          open market             90,600        0.92

   08/17/05          open market            185,000        0.92

   08/19/05          open market             36,100        0.87


(D)     Not applicable.

(E)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Not Applicable.

Item 7. Material to Be Filed as Exhibits

        Not Applicable.

CUSIP No. 898697107                                                 Page 6 of 6


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    August 22, 2005              /s/ MARK CUBAN
                                      ----------------------------------------
                                      Mark Cuban